PROSPECTUS

Filed pursuant to Rule 424(b)(3)

EQUITY OFFICE PROPERTIES TRUST

DIVIDEND REINVESTMENT AND SHARE PURCHASE PLAN

25,000,000 SHARES

COMMON SHARES OF BENEFICIAL INTEREST

       Equity Office Properties Trust, a Maryland real estate investment trust, is a real estate investment trust that owns and manages its assets and conducts substantially all of its business through EOP Operating Limited Partnership, a Delaware limited partnership. With this prospectus, we are offering participation in our Dividend Reinvestment and Share Purchase Plan to record holders of common shares, as well as to other interested investors. The plan is a simple, convenient and low-cost means of investing in our common shares.

PLAN HIGHLIGHTS

•	You may participate in the plan if you own our common shares. If you do not own any common shares, you can participate in the plan by making your initial investment in our common shares through the plan with a minimum initial investment of $250.

•	Once you are enrolled in the plan, you may buy additional common shares by automatically reinvesting all or a portion of the cash dividends paid on your common shares.

•	Once you are enrolled in the plan, you may buy additional common shares by making optional cash investments from $25 to $25,000 per month. In some instances, however, we may permit greater optional cash investments.

      Your participation in the plan is entirely voluntary, and you may terminate your participation at any time. If you do not elect to participate in the plan, you will receive cash dividends, if and when declared by our board of trustees.

      Our common shares are traded on the New York Stock Exchange under the ticker symbol “EOP.”

      Investing in the common shares involves risks. You should read carefully the risk factors described in our Current Report on Form 8-K filed on July 5, 2001 (as amended or supplemented from time to time), which is incorporated by reference in this prospectus.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or has determined if this prospectus is adequate or accurate. Any representation to the contrary is a criminal offense.

The date of this Prospectus is December 20, 2001

SUMMARY OF THE PLAN

      The following summary of our Dividend Reinvestment and Share Purchase Plan may omit information that may be important to you. You should carefully read the entire text of the plan contained in this prospectus beginning on page 7 before you decide to participate in the plan.

Enrollment:	You can participate in the plan if you own our common shares by submitting a completed authorization form. If you do not own our common shares, you can participate in the plan by submitting a completed initial purchase form. You may obtain an authorization form or initial purchase form from the plan’s administrator, EquiServe Trust Company, N.A., or by contacting us at www.equityoffice.com. Please see Question 6 for more detailed information.

Initial Investment:	If you do not own any of our common shares, you can participate in the plan by making an initial investment in our common shares through the plan with a minimum initial investment of $250. Please see Question 5 for more detailed information.

Reinvestment of Dividends:	You can reinvest your cash dividends on all or a portion of your common shares. You will be able to purchase additional common shares by reinvesting your dividends. Please see Question 6 for more detailed information.

Optional Cash Investments:	After you are enrolled in the plan, you can buy additional common shares. You can invest a minimum of $25 to a maximum of $25,000 in any one month. In our sole discretion, we may approve a written request to waive the $25,000 per month maximum amount. Please see Question 6 for more detailed information.

Source of Shares:	The administrator of the plan will purchase our common shares directly from us as newly issued common shares, in the open market or in privately negotiated transactions with third parties. Please see Question 8 for more detailed information.

Purchase Price:	Under the plan, with respect to reinvested dividends and optional cash investments of $25,000 or less, the purchase price for our common shares that the administrator purchases directly from us will equal 100% of the average of the daily high and low sales prices for common shares reported by the New York Stock Exchange on the applicable investment date or, if no trading occurs in our common shares on the applicable investment date, the average of the daily high and low sales prices for the first trading day immediately preceding the investment date for which trades are reported. Please see Question 8 for more detailed information.

With respect to optional cash investments of greater than $25,000, the purchase price for newly issued common shares that the administrator purchases directly from us will equal 100% of the average of the daily high and low sales prices of our common shares reported by the New York Stock Exchange on each investment date in the applicable ten-day purchase period, less any discount that we may elect to offer in connection with a waiver of the $25,000 limit. Please see Questions 8 and 10 for more detailed information.

The purchase price for common shares purchased in the open market or in privately negotiated transactions with third parties will equal the weighted average price paid for the shares on the relevant investment date plus a pro rata share of brokerage commissions. Please see Question 8 for more detailed information.

The reinvestment of cash dividends in additional common shares is not subject to a maximum limit. The waiver discount, if any, described in the response to Question 10 will not be available for optional cash investments that do not exceed $25,000, nor will these investments be subject to the minimum waiver price. However, we reserve the right to grant a discount and set a minimum price in the future for these investments. We also reserve the right to offer a discount or change any discount offered on common shares purchased with reinvested dividends. Optional cash investments of less than $25 and that portion of any optional cash investment that exceeds $25,000, unless the limit has been waived, will be returned to the participant without interest.

Administration:	EquiServe Trust Company, N.A. initially will serve as the administrator and registered transfer agent of the plan. You should send all correspondence with the administrator to: Equity Office Properties Trust, c/o EquiServe Trust Company, N.A., P.O. Box 43010, Providence, RI 02940-3010. You may call the administrator at (888) 752-4831. Please see Question 4 for more detailed information.

Tracking Your Investments:	You will receive periodic statements of the transactions made in your plan account. These statements will provide you with details of the transactions and will indicate the share balance in your plan account. Please see Question 14 for more detailed information.

You may also track your plan account through EquiServe Trust Company, N.A.’s Internet web site at www.equiserve.com. You will need a password to access your plan account information over the Internet. Please see Questions 4 and 14 for more detailed information.

RISK FACTORS

      Investing in the common shares involves risks. You should read carefully the risk factors described in our Current Report on Form 8-K filed on July 5, 2001 (as amended or supplemented from time to time), which is incorporated by reference in this prospectus.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement on Form S-3 that we filed with the SEC under the Securities Act of 1933. This prospectus does not contain all of the information included in the registration statement. For further information, we refer you to the registration statement, including its exhibits. Statements contained in this prospectus about the provisions or contents of any agreement or other document are not necessarily complete. If the SEC’s rules and regulations require that an agreement or document be filed as an exhibit to the registration statement, please see the agreement or document for a complete description of these matters. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

      You should read this prospectus together with the additional information described under the heading “Where You Can Find More Information” below.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports and other information with the SEC. You may read and copy materials that we have filed with the SEC, including the registration statement, at the following location:

Public Reference Room

450 Fifth Street, N.W.
Room 1024
Washington, D.C. 20549

      You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at (800) SEC-0330.

      The SEC also maintains an Internet web site that contains reports, proxy statements and other information regarding issuers, including us, who file electronically with the SEC. The address of that site is www.sec.gov. Reports, proxy statements and other information concerning Equity Office may also be inspected at the offices of the New York Stock Exchange, which are located at 20 Broad Street, New York, New York 10005.

      The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the filings listed below, which we have previously filed with the SEC, and any future filings made with the SEC prior to the termination of this offering under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of

1934. All of these filings, which contain important information about us, are considered a part of this prospectus.

Equity Office SEC Filings (File No. 1-13115):

2000 Annual Report on Form 10-K	Filed on March 23, 2001
Amendment to Form 10-K on Form 10-K/ A	Filed on June 6, 2001
Quarterly Reports on Form 10-Q for the quarters ended September 30, 2001, June 30, 2001 and March 31, 2001	Filed on November 14, 2001, August 14, 2001 and May 15, 2001
Amendment to Quarterly Report on Form 10-Q on Form 10-Q/ A for the quarter ended March 31, 2001	Filed on June 6, 2001
Current Reports on Form 8-K	Filed on December 20, 2001, October 5, 2001, July 18, 2001, July 5, 2001, March 23, 2001 and March 9, 2001
Registration Statement on Form 8-A/ A	Filed on July 5, 2001, setting forth the description of our common shares, including any amendments or reports filed for the purpose of updating such description.

      You can obtain copies of any of the documents incorporated by reference in this document from us or through the SEC or the SEC’s website, described above. Documents incorporated by reference are available from us, without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit to this document or any document incorporated by reference in this document. You may obtain documents incorporated by reference in this document by writing us at the following address or calling us at the telephone number listed below:

Equity Office Properties Trust

Two North Riverside Plaza
Suite 2100
Chicago, Illinois 60606
Attention: Senior Vice President — Investor Relations
Telephone: (800) 692-5304

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

      We make forward-looking statements in this document, and in documents that are incorporated by reference in this document, that are subject to risks and uncertainties. Forward-looking statements include information concerning our possible or assumed future results of operation. Also, statements including words such as “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates” or similar expressions are forward-looking statements. Many factors, some of which are discussed elsewhere in this document and in the documents incorporated by reference in this document, could affect our future financial results and could cause actual results to differ materially from those expressed in forward-looking statements contained or incorporated by reference in this document. Important factors that could cause actual results to differ materially from current expectations reflected in the forward-looking statements in this document include, among others, the risk factors discussed in the filings made by us with the SEC that are identified above and incorporated in this document by reference.

      Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Our future results and shareholder values may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

TERMS AND CONDITIONS OF THE PLAN

      The following constitutes our Dividend Reinvestment and Share Purchase Plan, as in effect beginning November 8, 2001. All references in this prospectus to “common shares” refer to our common shares of beneficial interest, par value $.01 per share.

Purpose

1.     What is the Purpose of the Plan?

      The primary purpose of the plan is to give holders of common shares and other interested investors a convenient and economical way to purchase common shares and to reinvest all or a portion of their cash dividends in common shares. A secondary purpose of the plan is to provide us another way to raise additional capital for general corporate purposes through sales of common shares under the plan.

Participation Options

2.     What are my Investment Options under the Plan?

      Once enrolled in the plan, you may buy common shares through any of the following investment options:

•	Full Dividend Reinvestment. You may reinvest the cash dividends paid on all of your common shares in additional common shares. This option also permits you to make optional cash investments from $25 to $25,000 per month to buy additional common shares.

•	Partial Dividend Reinvestment. You may reinvest cash dividends paid on a specified number of your common shares in additional common shares. We will continue to pay you cash dividends on any common shares for which you do not elect dividend reinvestment, when and if such dividends are declared by our board of trustees. This option also permits you to make optional cash investments from $25 to $25,000 per month to buy additional common shares.

•	Optional Cash Investments Only. You may choose not to reinvest any cash dividends paid on your common shares, but remain enrolled in the plan in order to make optional cash investments from $25 to $25,000 per month to buy additional common shares. We will continue to pay you cash dividends, when and if declared by our board of trustees, on the common shares owned by you then or in the future, unless you designate the shares for reinvestment pursuant to the plan.

You may request, and in some instances we may approve, a waiver permitting you to make optional cash investments in an amount greater than $25,000 per month. See Question 10 to learn how to request a waiver.

Benefits and Disadvantages

3.     What are the Benefits and Disadvantages of the Plan?

Benefits

      Before deciding whether to participate in the plan, you should consider the following benefits of the plan:

•	You will not pay brokerage commissions or service fees to purchase common shares through the plan, unless we authorize the administrator to purchase common shares in the open market or in privately negotiated transactions with third parties. Please see the “Plan Service Fees Schedule” attached as Exhibit A for a detailed description of the costs for which you will be responsible.

•	You will get the convenience of having all or a portion of your cash dividends automatically reinvested in additional common shares. Since the administrator will credit fractional common shares to your plan account, you will receive full investment of your dividends and optional cash investments.

•	You will have the option of having your share certificates held for safekeeping by the administrator, ensuring your protection against loss, theft or destruction of the certificates representing your common shares.

•	You will simplify your record keeping by receiving periodic statements which will reflect all current activity in your plan account, including purchases, sales and latest balances, and may track your plan account through the Internet.

•	You will have the flexibility of making optional cash investments from $25 to $25,000 in any one month to buy additional common shares. You may make these optional cash investments on a regular or occasional basis by check, money order or electronic fund transfer.

•	At any time, you may direct the administrator to sell or transfer all or a portion of the common shares held in your plan account.

Disadvantages

      Before deciding whether to participate in the plan, you should consider the following disadvantages of the plan:

•	We are not now offering a discount on purchases of common shares made through dividend reinvestments or optional cash investments, although we reserve the right to offer a discount in the future.

•	Without giving you prior notice, we may direct the administrator to buy common shares under the plan either directly from us or in the open market or in privately negotiated transactions with third parties.

•	You will be treated for federal income tax purposes as receiving a distribution equal to the fair market value of the shares credited to your account as a result of the reinvestment of cash dividends. This distribution will be taxable as a dividend to the extent of our earnings and profits. Accordingly, you may have a tax liability without a corresponding distribution of cash with which to pay the liability when it comes due.

•	You may not know the actual number of common shares that the administrator of the plan buys for your account until after the applicable “investment date,” as we define that term in Question 8.

•	Because the administrator of the plan will buy common shares for your account at an average price per share, the price paid for the shares on any date may be greater than the price at which common shares are then trading.

•	Sales of common shares held in your plan account may take up to five business days to process.

•	You will pay brokerage commissions or, as described in Exhibit A, trading and transaction fees on the sale of common shares held in your plan account. You will also be charged for your pro rata share of brokerage commissions on the purchase of common shares which are acquired in the open market or in privately negotiated transactions with third parties for your plan account should we elect not to issue such shares directly.

•	The administrator will not pay interest on funds that it holds pending reinvestment or investment.

•	You may not pledge common shares deposited in your plan account unless you withdraw the shares from the plan.

Administration

4.     Who will Administer the Plan?

      Administrator. EquiServe Trust Company, N.A., or another entity as we may designate, will serve as the administrator and registered transfer agent of the plan. The administrator:

•	acts as your agent;

•	keeps records of all plan accounts;

•	sends your account statements to you;

•	maintains the Internet site where you may track your plan account;

•	buys and sells, on your behalf, all common shares under the plan; and

•	performs other duties relating to the plan.

      You should send all correspondence with the administrator to:

Equity Office Properties Trust

c/o EquiServe Trust Company, N.A.
Box 43010
Providence, RI 02940-3010
Telephone (888) 752-4831

      To contact the administrator or track your plan account through the Internet, visit EquiServe Trust Company, N.A.’s Internet site at www.equiserve.com. At the Internet site, you can access your share balance, sell shares, change investment options and use many other features available at the site.

      Successor to Administrator. We may replace the administrator at any time. The administrator may resign as administrator of the plan at any time. In either case, we will appoint a successor administrator, and you will be notified of the change.

Participation

      For purposes of this section, we have based our responses upon the method by which you hold your common shares. Generally, you are either a record owner or a beneficial owner. You are a record owner if you own common shares registered in your own name evidenced by a share certificate. You are a beneficial owner if you own common shares that are registered in a name other than your own; for example, if the shares are held in the name of a broker, bank or other nominee.

5.     Who is Eligible to Participate in the Plan?

      You may participate in the plan if you meet the following requirements:

      Ownership Requirement. You may join the plan if you are a record or beneficial owner of common shares. For instructions on enrolling, see Question 6.

      If you are an interested investor but not yet a shareholder, you initially can purchase from us at least $250 of common shares in order to participate in the plan. This initial purchase will enable you to participate in both the optional cash investment and dividend reinvestment portions of the plan. You may make your initial purchase of common shares in the manner set forth in the response to Question 8.

      Non-Transferability of Right to Participate. You may not transfer your right to participate in the plan to another person.

      Foreign Law Restrictions. You may not participate in the plan if it would be unlawful for you to do so in the jurisdiction where you are a citizen or reside. If you are a citizen or resident of a country other than the United States, you should confirm that by participating in the plan you will not violate local laws governing, among other things, taxes, currency and exchange controls, stock registration and foreign investments.

      Exclusion from Plan for Short-Term Trading or Other Practices. You should not use the plan to engage in short-term trading activities that could change the normal trading volume of the common shares. If you do engage in short-term trading activities, we may prevent you from participating in the plan. We reserve the right to modify, suspend or terminate participation in the plan by otherwise eligible holders of common shares in order to eliminate practices which are, in our sole discretion, not consistent with the purposes or operation of the plan or which adversely affect the price of the common shares. In addition to short-term trading activities, we reserve the right to prevent you from participating in the plan for any other reason. It is in our sole discretion to exclude you from or terminate your participation in the plan.

Enrollment

6.     How do I Enroll in the Plan?

      If you are eligible to participate in the plan, you may join the plan at any time. Once you enroll in the plan, you will remain enrolled until you withdraw from the plan or we terminate the plan.

      Record Owners. If you are a record owner of common shares, to enroll and participate in the plan, you must complete the official authorization form and send it to the administrator of the plan at the address set forth in Question 4. If an authorization form is not enclosed with this prospectus, you can obtain one from the administrator as set forth in Question 4 or you can obtain the authorization form from the Investor Relations portion of our web site at www.equityoffice.com. If your common shares are registered in more than one name (such as joint tenants or trustees), all registered holders must sign the authorization form. If you are eligible to participate in the plan, you may sign and return the authorization form to join the plan at any time. If you elect to make an optional cash investment at the same time you enroll in the plan, you must also forward funds for such optional cash investment to the administrator.

      Beneficial Owners. If you are a beneficial owner of common shares and wish to enroll and participate in the plan, you must do one of the following:

•	instruct your broker to have your shares transferred to EquiServe Trust Company, N.A. to be held for your benefit and then request plan materials by calling (888) 752-4831; or

•	contact your broker to have your brokerage account coded for full or partial dividend reinvestment through the Depository Trust Company.

      Interested Investors (that are not Record or Beneficial Owners). If you are an interested investor but not presently a shareholder, and you desire to participate in the plan, you may join by signing an initial purchase form and forwarding it to the administrator. If an initial purchase form is not enclosed with this prospectus, you can obtain one from the administrator as set forth in Question 4 or you can obtain an initial purchase form from the Investor Relations portion of our website at www.equityoffice.com. An initial investment of $250 is also required if you are not presently a shareholder. To make this initial investment, you have two options. You may either include a check or money order drawn on a U.S. bank for $250 made out to “EquiServe” or select the electronic funds transfer option on your initial enrollment form. If you select the electronic funds transfer option, you must allow monthly electronic deductions of a minimum of $25 to be transferred from your U.S. bank account for at least ten consecutive purchases (or until the $250 initial investment minimum is met). Note that electronic funds transfers will continue indefinitely, beyond the initial ten purchases, until you notify the administrator to terminate the transfers.

      Choosing Your Investment Option. When completing the authorization form or initial purchase form, you should choose one of the three investment options discussed in Question 2 and repeated below:

•	“Full Dividend Reinvestment” — This option directs the administrator to reinvest the cash dividends paid on all of the common shares owned by you then or in the future into additional common shares. This option also permits you to make optional cash investments from $25 to $25,000 per month to buy additional common shares.

•	“Partial Dividend Reinvestment” — This option directs the administrator to reinvest the cash dividends paid on a specified number of common shares owned by you into additional common shares. We will continue to pay you cash dividends in the normal way on shares that you own for which you do not elect dividend reinvestment, when and if such dividends are declared by our board of trustees. This option also permits you to make optional cash investments from $25 to $25,000 per month to buy additional common shares.

•	“Optional Cash Investments Only” — This option permits you to make optional cash investments from $25 to $25,000 per month to buy additional common shares. We will continue to pay you cash dividends, when and if declared by our board of trustees, on the common shares owned by you then or in the future, unless you designate the shares for reinvestment pursuant to the plan.

      You may request, and in some instances we may approve, a waiver permitting you to make optional cash investments in an amount greater than $25,000 per month. See Question 10 to learn how to request a waiver.

      You should choose your investment option by checking the appropriate box on the authorization form or initial purchase form. If you sign and return an authorization form or initial purchase form without checking an option, the administrator will choose the “Full Dividend Reinvestment” option and will reinvest all cash dividends on all common shares registered in your name.

      The administrator automatically will reinvest all cash dividends paid on all common shares that you have designated for participation in the plan until you indicate otherwise or withdraw from the plan, or until we terminate the plan. If you have elected to have your dividends reinvested, we will pay to the administrator dividends on all common shares held in your plan account. The administrator will credit the common shares purchased with your reinvested dividends to your plan account.

      Changing Your Investment Option. You may change your investment option by calling the administrator at (888) 752-4831 or by completing and signing an authorization form indicating your new choice of investment option and returning it to the administrator of the plan. The administrator must receive any change before the record date for a dividend payment in order for the change to become effective for that dividend payment. The administrator also must receive any change in the number of common shares that you have designated for partial dividend reinvestment before the record date for a dividend payment in order to reinvest for the new number of shares on the next investment date.

7.     When will my Participation in the Plan begin?

      The date on which the administrator receives your properly completed authorization form or initial purchase form will determine the date on which the administrator will buy common shares for your account. If you choose either the full or partial dividend reinvestment option, the administrator will begin to reinvest dividends on the investment date after receipt of your authorization form or initial purchase form, provided it receives the authorization form or initial purchase form before the record date set for the related dividend payment.

      If you choose the optional cash investments only option and wish to invest $25,000 or less in any one month, the administrator will purchase common shares for you on the investment date after receipt of both your authorization form or initial purchase form and the funds to be invested, provided it receives the authorization form or initial purchase form and funds on or before the close of business on the third business day immediately preceding the investment date. If the administrator receives your authorization form or initial purchase form and funds for optional cash investment after the third business day indicated above but before the subsequent investment date, then the administrator will hold your funds, without paying you interest, until the next investment date. A list of the investment dates is attached as Exhibit B to this prospectus. Please see the provisions of Question 10 if you wish to invest more than $25,000.

      Once you enroll in the plan, you will remain enrolled in the plan until you withdraw from the plan or we terminate the plan.

Purchases

8.     How are Shares Purchased under the Plan?

      Initial Purchase of Common Shares. If you are an interested investor but not yet our shareholder, then you initially may direct the administrator to purchase for your account at least $250 worth of common shares, making you eligible to participate in the plan. You should send, together with your initial purchase form, a check or money order, payable to “EquiServe” in an amount from $250 to $25,000 made out in U.S. funds drawn on a U.S. bank to the administrator at the address set forth in Question 4. As noted in Question 6, you may obtain an initial purchase form from the administrator or from the Investor Relations portion of our web site.

      You may also enroll in the plan by selecting the electronic funds transfer option listed on the initial purchase form. If you select this option, you should provide your financial institution’s name and routing and account numbers on the initial purchase form, attach a voided blank check or savings account deposit slip, and return the material to the administrator at the address set forth in Question 4. If you choose this option, you must allow monthly electronic deductions of a minimum of $25 to be debited from your U.S. bank account for at least ten consecutive purchases (or until the $250 initial investment minimum is met). Note that electronic funds transfers will continue indefinitely, beyond the initial ten purchases, until you notify the administrator to terminate the transfers. More information about this plan feature is set forth below in Question 9.

      Source of the Common Shares. The administrator will use all dividends reinvested through the plan and all optional cash investments to buy either common shares directly from us, on the open market or in privately negotiated transactions with third parties, or a combination thereof, at our discretion. Common shares purchased directly from us will consist of newly issued common shares. We cannot revise our determination that shares purchased through the plan will be purchased either from us, or on the open market or in privately negotiated transactions, more than once every three months.

      Investment Dates. When the administrator purchases common shares from us, the purchases shall be made on the “investment date” in each month. If the administrator is buying common shares directly from us through dividend reinvestment or optional cash investments of $25,000 or less, then the investment date will occur either on the dividend payment date during any month in which we pay a cash dividend or on or about the tenth business day of any month in which we do not pay a cash dividend. See “Calendar of Expected Events — Optional Cash Investments of $25,000 or Less” attached as Exhibit B to this prospectus for a list of the expected investment dates.

      If the administrator is buying common shares directly from us through an optional cash investment of greater than $25,000 pursuant to a request for waiver form (see Question 10 for how to obtain a waiver), then there will be ten investment dates, each of which will occur on a separate “trading day,” or a day on which trades in our common shares are reported on the New

York Stock Exchange, in a purchase period, as defined in the next paragraph, with one-tenth of your optional cash investment being invested on each trading day, subject to the qualifications set forth under “minimum waiver price” in Question 10 below.

      The “purchase period” is the period encompassing the ten consecutive trading days ending either on the dividend payment date during any month in which we pay a cash dividend or on or about the tenth business day of any month in which we do not pay a cash dividend. See “Calendar of Expected Events — Optional Cash Investments of Greater than $25,000” attached as Exhibit B to this prospectus for a list of the expected purchase period commencement and conclusion dates.

      If the administrator is buying common shares for the plan through open market or privately negotiated transactions, then the administrator will reinvest dividends or make optional cash investments as soon as is practical on or after the applicable investment date.

      In the past, record dates for dividends have preceded the dividend payment dates by approximately two weeks. We historically have paid dividends on or about the tenth business day of each April, July and October and on or about the last business day of December. We cannot assure you that we will pay dividends according to this schedule in the future, and nothing contained in the plan obligates us to do so. Neither we nor the administrator will be liable when conditions, including compliance with the rules and regulations of the SEC, prevent the administrator from buying common shares or interfere with the timing of purchases.

      We pay dividends as and when declared by our board of trustees. We cannot assure you that we will declare or pay a dividend in the future, and nothing contained in the plan obligates us to do so. The plan does not represent a guarantee of future dividends.

      Price of Common Shares. If the administrator purchases common shares directly from us, then with respect to reinvested dividends and optional cash investments of $25,000 or less, the administrator will pay a price equal to 100% of the average of the daily high and low sales prices for a common share reported by the New York Stock Exchange on the applicable investment date, or, if no trading occurs in common shares on the applicable investment date, the first trading day immediately preceding the investment date for which trades are reported.

      If the administrator purchases common shares directly from us, then with respect to optional cash investments of greater than $25,000, the administrator will pay a price equal to 100% of the average of the daily high and low sales prices of our common shares reported by the New York Stock Exchange for each investment date in the purchase period. If we have granted a waiver discount, as described in the response to Question 10, with respect to a purchase under the plan, the administrator will receive the same discount when purchasing the shares from us on behalf of participants making optional cash investments of greater than $25,000. Please see Question 10 for more detailed information.

      If the administrator purchases common shares in the open market or in privately negotiated transactions, then the purchase price for common shares will be the weighted average purchase price paid by the administrator for the shares on the applicable investment date. Each participant will be charged a pro rata portion of any brokerage commissions or other fees or charges paid by the administrator in connection with such open market purchases or privately negotiated transactions. The administrator will purchase the shares as soon as is practical on or after an investment date.

      Number of Shares to be Purchased. If you elect to participate in the plan by reinvesting your dividends, the administrator will invest for you the total dollar amount equal to the sum of:

•	the dividend on all common shares, including fractional shares, held in your plan account for which you have requested dividend reinvestment; and

•	any optional cash investments to be made as of the investment date.

      If you elect to make only optional cash investments, the administrator will invest for you the total dollar amount equal to any optional cash investments to be made as of the investment date.

      As of any investment date, the administrator will purchase for your account the number of common shares equal to the total dollar amount to be invested for you, as described above, divided by the applicable purchase price. The administrator will deduct from the amount to be invested for you any amount that we are required to deduct for withholding tax purposes. For further discussion of withholding tax requirements, please refer to the discussion of material federal income tax consequences of participation in the plan set forth in our Form 8-K, dated December 20, 2001 (as amended or supplemented from time to time).

      Administrator’s Control of Purchase Terms. With respect to purchases of common shares that the administrator makes under the plan, the administrator, or a broker that the administrator selects, will determine the following:

•	the exact timing of open market purchases;

•	the number of common shares, if any, that the administrator purchases on any one day or at any time of that day;

•	the prices for the common shares that the administrator pays;

•	the markets on which the administrator makes the purchases; and

•	the persons, including brokers and dealers, from or through which the administrator makes the purchases.

      Commingling of Funds. When making purchases for an account under the plan, we or the administrator may commingle your funds with those of other investors participating in the plan.

9.     How Do I Make Optional Cash Investments?

      Initial Optional Cash Investments. You may make an initial optional cash investment when enrolling in the plan by sending your properly completed authorization form or initial purchase form and a check or money order, payable to “EquiServe”, in an amount from $25 to $25,000 made out in U.S. funds drawn on a U.S. bank to the administrator at the address set forth in Question 4 by the close of the third business day preceding an investment date. Please see Question 10 if you wish to make an initial optional cash investment of more than $25,000.

      You may also make an initial optional cash investment when you enroll in the plan and select the electronic funds transfer option listed on the authorization form or initial purchase form.

      Subsequent Optional Cash Investments. Once you enroll in the plan, you may make subsequent optional cash investments in amounts from $25 to $25,000 each month by check or money order or by monthly electronic funds transfer from your designated account at a United States bank or financial institution.

      To make an optional cash investment using a check or money order once enrolled in the plan, you may use the cash investment and other transaction form attached to each statement of account sent to you. To make an optional cash investment by check or money order, you should send a properly completed cash investment and other transaction form and a check or money order payable to “EquiServe,” in an amount from $25 to $25,000 made out in U.S. funds drawn on a U.S. bank to the administrator at the address set forth in Question 4 so that it is received by the close of the third business day preceding an investment date.

      To make an optional cash investment by electronic funds transfer once enrolled in the plan, you should complete and sign the automatic electronic funds transfer form, indicating you wish to authorize automatic deductions from a designated U.S. bank or other financial institution account and return it to the administrator, together with a voided blank check or savings account deposit slip for the designated account. Please allow four to six weeks after the receipt of your automatic electronic funds transfer form before monthly electronic funds transfers begin. Once automatic monthly deductions are initiated, funds will be drawn from your designated account on the third business day before each monthly investment date. In order to change or terminate automatic monthly electronic funds transfers, you must contact the administrator at least seven business days prior to the date the funds are to be transferred from your account. Changes to your financial institution’s routing and account numbers may take longer. Accordingly, you should contact the administrator with such changes as early as possible before the date funds are to be transferred from your account.

      The administrator will hold all optional cash investments that it receives after the close of business on the third business day before an investment date through the next investment date, without paying you interest. The administrator will invest the held-over funds on the next investment date, provided that the next investment date falls within 35 or fewer days. If the next investment date will occur in more than 35 days, then the administrator will return the funds to you, without interest. See Exhibit B.

      Minimum and Maximum Limits. For any investment date that you choose to make an optional cash investment, you must invest at least $25 but not more than $25,000. The reinvestment of cash dividends in additional common shares does not count toward the $25,000 maximum and is not subject to any maximum limit. You may invest an amount greater than $25,000 in any month if you obtain a prior written waiver from us to do so. See Question 10 to learn how to request a waiver.

      Items to Remember When Making Optional Cash Investments. When making your optional cash investment, you should consider the following:

•	All optional cash investments must equal at least $25 but not more than $25,000 per month;

•	You do not have to send a check or money order in any month in which you chose not to do so;

•	You do not have to send a check or money order for the same amount each month;

•	You can set up automatic electronic funds transfer instructions at any time;

•	You can terminate automatic electronic funds transfer instructions at any time that is at least seven business days prior to the date funds are to be transferred;

•	You must make all optional cash investments in U.S. dollars; and

•	You must send optional cash investments in the form of a check or money order payable to “EquiServe,” or by electronic funds transfer. Do not send cash or third-party checks (i.e., checks not written on your own bank account).

      Refunds of Uninvested Optional Cash Investments. To obtain a refund of optional cash investments that the administrator has not yet invested, you must contact the administrator at the address or phone number set forth in Question 4. The administrator must receive your request no later than five business days prior to the investment date in order to refund your money for the investment date.

      Cancellation of Automatic Electronic Funds Transfer Instructions. To cancel electronic funds transfer instructions for optional cash investments, you must contact the administrator at the address or phone number set forth in Question 4 at least seven business days before a particular electronic funds transfer.

      No Interest on Optional Cash Investments. You will not earn interest on optional cash investments held pending investment. We therefore suggest that you send any optional cash investment that you wish to make so as to reach the administrator as close as possible to the third business day preceding the next investment date. See Exhibit B for a list of investment dates. You should contact the administrator if you have any questions regarding these dates. Alternatively, you can initiate electronic funds transfer instructions pursuant to which your bank or other financial institution is instructed to draw the funds from your account for your optional cash investment on the third business day before each investment date.

      Returned Checks for Insufficient Funds. In the event that any check or electronic funds transfer, is returned unpaid for any reason, the administrator will consider the request for investment of the money null and void and will immediately remove from the participant’s account any common shares purchased upon the prior credit of the money. The administrator will be entitled to sell these common shares to satisfy any uncollected amounts. If the net proceeds of the sale of the common shares are insufficient to satisfy the balance of the uncollected amounts, the administrator will be entitled to sell additional common shares from the participant’s account to satisfy the uncollected balance. A $25 fee will be charged for any deposit returned unpaid.

10. How do I Make an Optional Cash Investment over the Maximum Monthly Amount?

      If you wish to make an optional cash investment in excess of $25,000 for any investment date, you must obtain our prior written approval by submitting a request for waiver form. To obtain a request for waiver form, please call (312) 466-3400. Once completed, you should return the request for waiver form to us by facsimile at (312) 930-4486 no later than three business days preceding the start of the applicable purchase period. If we have approved your request for waiver form, then you must send to the administrator a copy of our written waiver and you must send to us your optional cash investment of greater than $25,000 pursuant to our instructions in the request for waiver form. We must receive your optional cash investment in good funds by the close of business on the last business day immediately preceding the first day of the purchase period. Subject to our right to establish a minimum waiver price or to suspend or terminate the plan, the investment decision is irrevocable. Please see Question 9 for other provisions relating to optional cash investments.

      We have the sole discretion to approve any request to make an optional cash investment in excess of the $25,000 maximum allowable amount. We may grant the requests for waiver in order of receipt or by any other method that we determine to be appropriate. We also may determine the amount that you may invest pursuant to a waiver. In deciding whether to approve your request for waiver form, we may consider, among other things, the following factors:

•	whether, at the time of the request, the administrator is acquiring common shares for the plan directly from us or in the open market or in privately negotiated transactions with third parties;

•	our need for additional funds;

•	our desire to obtain the additional funds through the sale of common shares as compared to other sources of funds;

•	the purchase price likely to apply to any sale of common shares;

•	the extent and nature of your prior participation in the plan;

•	the number of common shares you hold of record or beneficially; and

•	the total amount of optional cash investments in excess of $25,000 for which request for waiver forms have been submitted.

      Minimum Waiver Price. We may set a minimum purchase price per share, or “minimum waiver price,” for optional cash investments made pursuant to request for waiver forms for any purchase period. We will determine whether to set a minimum waiver price, and, if so, its amount, four business days before the first day of a purchase period. We will notify the administrator of the minimum waiver price, if any. In deciding whether to set a minimum waiver price, we will consider current market conditions, the level of participation in the plan and our current and projected capital needs. We will only establish a minimum waiver price when common shares are being purchased by the administrator directly from us.

      We will fix the minimum waiver price for a purchase period as a dollar amount that the average of the high and low sale prices reported by the New York Stock Exchange for each investment date during the purchase period must equal or exceed. The administrator will not purchase shares from us on any investment date during the purchase period on which the average of the high and low sales prices does not meet the minimum waiver price. Also, any day in which no trades of common shares are made on the New York Stock Exchange will not be considered an investment date and the administrator will not purchase shares from us on such a day. Thus, for example, if the minimum waiver price is not met for two of the ten trading days in a purchase period, then we will sell shares to the administrator only for the remaining eight trading days in which the minimum waiver price was met.

      At the end of each purchase period we will return a portion of each optional cash investment for each trading day of a purchase period for which the minimum waiver price is not met and for each day in which no trades of common shares are made on the New York Stock Exchange. The returned amount will equal one-tenth of the total amount of the optional cash investment, not just the amount exceeding $25,000, for each trading day that the minimum waiver price is not met or for each day in which no trades are made. Thus, for example, if the minimum waiver price is not met or no sales of our common shares are reported for two of the ten trading days in a purchase period, then the administrator will return 20% of the optional cash investment to you without interest.

      The establishment of the minimum waiver price and the possible return of a portion of the investment applies only to optional cash investments made pursuant to a request for waiver form involving common shares purchased by the administrator directly from us. Setting a minimum waiver price for a purchase period will not affect the setting of a minimum waiver price for any other purchase period. We may waive our right to set a minimum waiver price for any particular month. Neither we nor the administrator is required to give you notice of the minimum waiver price for any purchase period. However, you may call (312) 466-3400 on the minimum waiver price/waiver discount set date (indicated on “Calendar of Expected Events — Optional Cash Investments of Greater than $25,000” attached as Exhibit B to this prospectus) to learn whether we have set a minimum waiver price for that purchase period.

      Waiver Discount. We may, at our sole discretion, grant a discount on the purchase of common shares under the plan to any person who purchases in excess of $25,000 of common shares in one month pursuant to an approved request for waiver form. The discount may be between 0% and 3%, inclusive, of the market price of the common shares. We will determine whether to set a waiver discount, and, if so, its amount, four business days before the first day of a purchase period. We do not presently intend to offer a discount, and we may not do so. The waiver discount, if any, will not be available for optional cash investments that do not exceed $25,000. However, we reserve the right to grant a discount and set a minimum price in the future for these investments. We also reserve the right to offer a discount or change any discount offered on common shares purchased with reinvested dividends.

      Neither we nor the administrator is required to give you notice of any waiver discount or minimum waiver price for any purchase period. However, you may call (312) 466-3400 on the minimum waiver price/waiver discount set date (indicated on “Calendar of Expected Events — Optional Cash Investments of Greater than $25,000” attached as Exhibit B attached to this prospectus) to learn whether we have set a waiver discount for that purchase period.

11. What if I Have More than One Account?

      For purposes of the limitations discussed in Question 10, we may aggregate all optional cash investments for plan participants with more than one account using the same social security or taxpayer identification number. If you are unable to supply a social security or taxpayer identification number, we may limit your participation to only one plan account.

      For purposes of the plan, we may aggregate all plan accounts that we believe, in our sole discretion, to be under common control or management or to have common ultimate beneficial ownership. Unless we have determined that reinvestment of dividends and optional cash investments for each account would be consistent with the purposes of the plan, we will have the right to aggregate all the accounts and to return, without interest, within 30 days of receipt for dividend reinvestment, or 35 days of receipt for optional cash investment, any amounts in excess of the investment limitations applicable to a single account received in respect of all the accounts.

Certificates

12. Will I Receive Certificates for Shares Purchased?

      Safekeeping of Certificates. Unless your shares are held by a broker, bank or other nominee, we will register common shares that the administrator purchases for your account under the plan in your name. The administrator will credit the shares to your plan account in “book-entry” form. This service protects against the loss, theft or destruction of certificates evidencing common shares.

      You also may send to the administrator for safekeeping all certificates for common shares which you hold. The administrator will credit the common shares represented by the certificates to your account in “book-entry” form and will combine the shares with any whole and fractional shares then held in your plan account. In addition to protecting against the loss, theft or destruction of your certificates, this service also is convenient if and when you sell common shares through the plan. See Question 13 to learn how to sell your common shares under the plan.

      You may deposit certificates for common shares into your account regardless of whether you have previously authorized reinvestment of dividends. To deposit certificates for safekeeping under the plan, you should send your share certificates, in non-negotiable form, to the administrator by registered mail and insured for 2% of their value (with a $20 minimum) at the address specified in Question 4. You may withdraw any shares deposited for safekeeping by contacting the administrator.

      Issuance of Certificates. You may withdraw common shares held in a plan account by notifying the administrator or by calling the administrator at the number listed in Question 4 and specifying the number of common shares to be withdrawn. The administrator will process a request for withdrawal within five business days of receipt. You will receive a share certificate for the number of whole shares withdrawn. The administrator will not issue certificates for fractional common shares but will issue a check representing the value of any fractional common shares valued at the then current market price. The administrator will handle the requests at no cost to you. The administrator will continue to credit any remaining whole or fractional common shares to your account.

      Effect of Requesting Certificates in Your Name. If you request a certificate for whole common shares held in your account, either of the following may occur:

•	If you maintain an account for reinvestment of dividends, then the administrator will continue to reinvest all dividends on the common shares for which you requested a certificate so long as the shares remain registered in your name; and

•	If you maintain an account only for optional cash investments, then the administrator will not reinvest dividends on common shares for which you requested a certificate unless and until you submit an authorization form to authorize reinvestment of dividends on the shares registered in your name.

      Transfer Restrictions. Except as provided in Questions 13 and 21, you may not pledge, sell or otherwise transfer common shares credited to your plan account. If you wish to pledge the shares, you must first request that we issue a certificate for the shares in your name.

Sale of Shares

13. How Do I Sell Shares?

      Sale of Shares Held in Your Account. You may contact the administrator to sell all or any part of the common shares held in your plan account. After receipt of your request, the administrator will sell the shares through a designated broker or dealer. The administrator will mail to you a check for the proceeds of the sale, less applicable brokerage commissions, service charges and any taxes. The administrator will sell shares within five business days of receipt of the sale request, at then current market prices through one or more brokerage firms.

      If you sell or transfer only a portion of the common shares in your plan account, you will remain a participant in the plan and may continue to make optional cash investments and reinvest dividends. The administrator will continue to reinvest the dividends on the common shares credited to your account unless you notify the administrator that you wish to withdraw from the plan.

      Costs of Selling Shares. The plan requires you to pay all costs associated with the sale of your common shares under the plan. Please see the “Plan Service Fees Schedule” attached as Exhibit A hereto for a detailed description of the costs.

      Termination of Your Account upon Sale of All Shares. If the administrator sells all common shares held in your plan account, the administrator will automatically terminate your account. In this case, you will have to complete and file a new initial purchase form to rejoin the plan.

Reports

14. How Will I Keep Track of My Investments?

      Each time the administrator makes an investment for your account, whether by reinvestment of dividends or by optional cash investment, the administrator will send you a detailed statement that will provide the following information with respect to your plan account:

•	total cash dividends received;

•	total optional cash investments received;

•	total number of common shares purchased, including fractional shares;

•	price paid per common share;

•	date of share purchases; and

•	total number of common shares in your plan account.

      You should retain these statements to determine the tax cost basis of the shares purchased for your account under the plan.

      You can obtain information about your plan by contacting the administrator or visiting EquiServe Trust Company, N.A.’s Internet site as explained in Question 4.

Withdrawal

15. How Would I Withdraw from Participation in the Plan?

      How to Withdraw from the Plan. You may withdraw from the plan at any time. In order to withdraw from the plan, you must instruct the administrator to terminate your account. The administrator must receive your notice seven business days before the dividend payment date for any dividend payment in order to terminate your account prior to the dividend payment date. If the request is received less than seven business days prior to the dividend payment date, the termination may be postponed until after the dividend payment has been reinvested and shares have been credited to your plan account. A pending optional cash investment may also delay your request to terminate your participation. Once your participation is terminated, all cash dividends on shares will be sent to you.

      Issuance of Share Certificates upon Withdrawal from Plan. Upon termination of your plan account, the administrator will issue to you share certificates for any whole common shares in your account. The administrator will convert to cash any fractional shares held in your account at the time of termination at the then current market price of the common shares. After the administrator terminates your account, we will pay to you all dividends in cash on common shares owned by you unless you rejoin the plan.

      Selling Shares upon Withdrawal from Plan. As an alternative to receiving share certificates, upon termination of your plan account you may request that the administrator sell all or a portion of the common shares (both whole and fractional) in your account. If you instruct the administrator only to sell a portion of your common shares, then the administrator will issue to you certificates for the remaining shares. The administrator will mail to you a check for the proceeds of the sale, less applicable brokerage commissions, service charges and any taxes.

      Rejoining the Plan After Withdrawal. After you withdraw from the plan, you may rejoin the plan at any time by filing a new authorization form or initial purchase form, as applicable, with the administrator. However, the administrator has the right to reject the authorization form or initial purchase form if you repeatedly join and withdraw from the plan, or for any other reason. The administrator’s exercise of this right is intended to minimize unnecessary administrative expenses and to encourage use of the plan as a long-term shareholder investment service.

Taxes

16. What are Some of the Tax Consequences of My Participation in the Plan?

      A summary of the material federal income tax consequences of participation in the plan is set forth in our Form 8-K, dated December 20, 2001 (as amended or supplemented from time to time), and incorporated by reference in this prospectus. The summary in our Form 8-K is for general information only and does not constitute tax advice. It does not reflect every possible tax outcome or consequence that could result from participation in the plan. As well, it does not reflect state, local or non-U.S. tax consequences that may apply to you based on your particular circumstances and residence. We advise you to consult your own tax advisors to determine the tax consequences particular to your situation, including any applicable state, local or foreign income and other tax consequences that may result from your participation in the plan and your subsequent sale of shares acquired pursuant to the plan.

Other Provisions

17. How Can I Vote My Shares?

      We will send you proxy materials for any meeting of shareholders in order to vote all whole common shares credited to your account. You may vote your common shares either by designating the vote of the shares by proxy or by voting the shares in person at the meeting of shareholders.

18. What are the Costs of the Plan?

      We will pay service charges to the administrator in connection with the reinvestment of dividends and optional cash investments to purchase common shares which we issue under the plan. In the event, however, that we authorize the administrator to purchase common shares in the open market or in privately negotiated transactions with third parties, you will be responsible for your pro rata share of any brokerage commission incurred by the administrator. You will be responsible for any fees payable in connection with your sale of shares from the plan. Please see the “Plan Service Fees Schedule” attached as Exhibit A hereto for a detailed description of the costs.

19. What are Our and the Administrator’s Responsibilities?

      We, any of our agents and the administrator, in administering the plan, are not liable for any act done in good faith or for any good faith failure to act, including, without limitation, any claim of liability:

•	arising from the failure to terminate your account upon your death or judgment of incompetence prior to the administrator’s receipt of notice in writing of the death or adjudication of incompetence;

•	relating to the prices and times at which the administrator buys or sells common shares for your account; or

•	relating to any fluctuation in the market value of the common shares.

      We, any of our agents and the administrator will not have any duties, responsibilities or liabilities other than those expressly set forth in the plan or as imposed by applicable laws, including federal securities laws. Since the administrator has assumed all responsibility for administering the plan, we specifically disclaim any responsibility for any of the administrator’s actions or inactions in connection with the administration of the plan. None of our trustees, officers or shareholders shall have any personal liability under the plan.

20. Can I Pledge My Shares under the Plan?

      You may not pledge any common shares credited to your plan account. Any attempted pledge will be void. If you wish to pledge your common shares, you first must withdraw the shares from the plan. See Question 15 to learn how to withdraw your shares under the plan.

21. How Can I Transfer My Shares?

      You may transfer ownership of all or part of the common shares held in your plan account through gift, private sale or otherwise by mailing to the administrator, at the address in Question 4, a properly executed share assignment, along with a letter with specific instructions regarding the transfer. You also must mail to the administrator an authorization form and a Form W-9 (Certification of Taxpayer Identification Number) completed by the person to whom you are transferring your shares.

      You also may transfer ownership of all or part of the common shares held in your plan account into the account of another person within the plan. To complete a transfer, you must mail to the administrator a letter with specific instructions regarding the transfer and an authorization form completed by the person to whom you are transferring your shares.

22. Can the Plan be Amended, Modified, Suspended or Terminated?

      Although we expect to continue the plan indefinitely, we reserve the right to amend, modify, suspend or terminate the plan in any manner at any time. We will notify you in writing of any modifications made to the plan.

23. What Happens if We Terminate the Plan?

      If we terminate the plan, your shares will continue to be held in “book entry” form by EquiServe Trust Company, N.A., or its successor, as transfer agent for the common shares. However, you may request to receive a certificate for all whole common shares held in your plan account and a check representing the value of any fractional common shares valued at the then current market price. In either case, you will be sent any uninvested dividends or optional cash investments held in your account.

24. Are There any Risks associated with the Plan?

      Your investment in shares purchased under the plan is no different from any investment in shares that you hold directly. Neither we nor the administrator can assure you a profit or protect you against a loss on shares that you purchase. You bear the risk of loss and enjoy the benefits of any gain from changes in the market price with respect to common shares purchased under the plan. You should read carefully the risk factors described in our Current Report on Form 8-K filed on July 5, 2001 (as amended or supplemented from time to time), which is incorporated by reference in this prospectus.

25. How Will We Interpret and Regulate the Plan?

      We may interpret, regulate and take any other action in connection with the plan that we deem reasonably necessary to carry out the plan. As a participant in the plan, you will be bound by any actions taken by us or the administrator.

26. What Law Governs the Plan?

      The laws of the State of Maryland will govern the terms, conditions and operation of the plan.

27. Where Will Notices be Sent?

      The administrator will address all of its notices to you at your last known address. You should notify the administrator promptly in writing of any change of address.

INFORMATION ABOUT EQUITY OFFICE

      We are the nation’s largest publicly held owner and operator of office properties based upon equity market capitalization and square footage. We own substantially all of our assets and conduct all of our operations through EOP Operating Limited Partnership, or EOP Partnership, which is principally engaged in acquiring, owning, managing, developing and leasing office properties. We are the sole general partner of and own approximately an 87.9% interest in EOP Partnership. At September 30, 2001, EOP Partnership had a portfolio of 670 buildings comprising approximately 125 million square feet of office properties in 24 states and the District of Columbia. We also have a portfolio of 3.4 million square feet of office properties under development and a portfolio of 8.9 million square feet of industrial real estate.

      We have elected to be taxed as a real estate investment trust, or REIT, for federal income tax purposes. We are an independent real estate company and manage all aspects of our operations internally. We were organized in 1996 as a Maryland real estate investment trust and began operations in 1997 to continue and expand the national office property business of Mr. Samuel Zell, chairman of our board of trustees, and his affiliates.

      Our principal executive offices are located at Two North Riverside Plaza, Suite 2100, Chicago, Illinois 60606, and our telephone number is (312) 466-3300.

USE OF PROCEEDS

      We will receive proceeds from the sale of common shares that the administrator purchases directly from us. We will not receive proceeds from the sale of common shares that the administrator purchases in the open market or in privately negotiated transactions. We will use the proceeds from the sale of common shares that the administrator purchases directly from us for general corporate purposes. We cannot estimate either the number of common shares or the prices of the shares that we will sell in connection with the plan.

PLAN OF DISTRIBUTION

      Except to the extent the administrator purchases common shares in the open market or in privately negotiated transactions with third parties, we will sell directly to the administrator the common shares acquired under the plan. The shares, including shares acquired pursuant to request for waiver forms, may be resold in market transactions on any national securities exchange on which common shares trade or in privately negotiated transactions. The common shares currently are listed on the New York Stock Exchange.

      Pursuant to the plan, we may be requested to approve optional cash investments in excess of the allowable maximum amounts pursuant to request for waiver forms on behalf of participants in the plan that may be engaged in the securities business. In deciding whether to approve a request for waiver form, we may consider relevant factors including, among other things:

•	whether, at the time of the request, the administrator is acquiring common shares for the plan directly from us or in the open market or in privately negotiated transactions with third parties;

•	our need for additional funds;

•	our desire to obtain the additional funds through the sale of common shares as compared to other sources of funds;

•	the purchase price likely to apply to any sale of common shares;

•	the extent and nature of your prior participation in the plan;

•	the number of common shares you hold of record or beneficially; and

•	the total amount of optional cash investments in excess of $25,000 for which request for waiver forms have been submitted.

      We may sell common shares through the plan to persons who, in connection with the resale of the shares, may be considered underwriters. In connection with these types of transactions, compliance with Regulation M under the Exchange Act would be required. We will not give any person any rights or privileges other than those that the person would be entitled to as a participant under the plan. We will not enter into any agreement with any person regarding the person’s purchase, resale or distribution of shares. Under some circumstances, we may, however, approve requests for optional cash investments in excess of the allowable maximum limitations pursuant to request for waiver forms.

      Subject to the availability of common shares registered for issuance under the plan, there is no total maximum number of shares that can be issued pursuant to the reinvestment of dividends and optional cash investments. In connection with any reinvestment of dividends or optional cash investment in which the administrator purchases common shares on the open market or in privately negotiated transactions with third parties, you will pay your pro rata share of all brokerage commissions. You also will have to pay any fees payable in connection with your voluntary sale of shares from your plan account and/or withdrawal from the plan.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K/ A for the year ended December 31, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

      The audited financial statements and schedule of Spieker Properties, Inc., incorporated by reference in this prospectus and elsewhere in the registration statement to the extent and for the periods indicated in their report, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

LEGAL MATTERS

      Rosenberg & Liebentritt, P.C., Chicago, Illinois, has provided its opinion as to the validity of the issuance of the common shares offered pursuant to the plan. Hogan & Hartson L.L.P. has provided its opinion as to our qualification as a REIT for federal income tax purposes.

EXHIBIT A

PLAN SERVICE FEES SCHEDULE

Enrollment Fee for New Investors	No Charge
Initial Purchase of Shares	No Charge*
Sale of Shares (partial or full)**
Transaction Fee	$15.00 per sale transaction
Trading Fee	$0.12 per share
Reinvestment of Dividends	No Charge*
Optional Cash Purchases	No Charge*
Gift or Transfer of Shares	No Charge
Safekeeping of Share Certificates	No Charge
Certificate Issuance	No Charge
Deposits Returned Unpaid	$25.00 per item
Duplicate Statements
Current Year	No Charge
Prior Year(s)	$20.00 per year requested

*	To the extent the administrator purchases common shares in the open market or in privately negotiated transactions with third parties, you will be charged your pro rata share of any brokerage commissions incurred for such purchase.

**	The administrator will deduct the applicable fees from the proceeds of a sale. Note that upon sale of shares in connection with a withdrawal, the participant pays the transaction and trading fee described above rather than brokerage fees. See Question 15.

We reserve the right to amend or modify this plan service fees schedule at any time.

A-1

EXHIBIT B

CALENDAR OF EXPECTED EVENTS

Optional Cash Investments of $25,000 or less:

Optional Cash Investment Due Date(1)	Investment Date

12/24/01	12/28/01(2)

1/10/02	1/15/02

2/11/02	2/14/02

3/11/02	3/14/02

4/10/02	4/15/02(2)

5/9/02	5/14/02

6/11/02	6/14/02

7/10/02	7/15/02(2)

8/9/02	8/14/02

9/11/02	9/16/02

10/9/02	10/14/02(2)

11/11/02	11/14/02

12/26/02	12/31/02(2)

1/10/03	1/15/03

2/11/03	2/14/03

3/11/03	3/14/03

4/9/03	4/14/03(2)

5/9/03	5/14/03

6/10/03	6/13/03

7/10/03	7/15/03(2)

8/11/03	8/14/03

9/10/03	9/15/03

10/9/03	10/14/03(2)

11/11/03	11/14/03

12/26/03	12/31/03(2)

1/12/04	1/15/04

2/10/04	2/13/04

3/9/04	3/12/04

4/12/04	4/15/04(2)

5/11/04	5/14/04

6/9/04	6/14/04

7/12/04	7/15/04(2)

8/10/04	8/13/04

9/10/04	9/15/04

10/11/04	10/14/04(2)

11/9/04	11/12/04

12/28/04	12/31/04(2)

(1)	Optional cash investments of $25,000 or less are due three business days before the investment date.

(2)	Based upon our historical common share dividend payment dates, we may pay common share dividends in this month. If our board of trustees declares common share dividend payments for this month, then the investment date will be the dividend payment date in this month, and the optional cash investment due date may be adjusted accordingly.

Optional Cash Investments of Greater than $25,000:

Minimum Waiver
Price/Waiver	Optional Cash Investment	Purchase Period	Purchase Period	Dividend Payment
Discount Set Date(1)	Due Date(2)	Commencement Date	Conclusion Date(3)	Date/Investment Date

12/26/01	12/31/01	1/2/02	1/15/02	1/15/02

1/28/02	1/31/02	2/1/02	2/14/02	2/14/02

2/25/02	2/28/02	3/1/02	3/14/02	3/14/02

3/27/02	4/1/02	4/2/02	4/15/02	4/15/02(4)

4/25/02	4/30/02	5/1/02	5/14/02	5/14/02

5/28/02	5/31/02	6/3/02	6/14/02	6/14/02

6/25/02	6/28/02	7/1/02	7/15/02	7/15/02(4)

7/26/02	7/31/02	8/1/02	8/14/02	8/14/02

8/27/02	8/30/02	9/3/02	9/16/02	9/16/02

9/25/02	9/30/02	10/1/02	10/14/02	10/14/02(4)

10/28/02	10/31/02	11/1/02	11/14/02	11/14/02

11/20/02	11/25/02	11/26/02	12/10/02	12/31/02(4)

12/26/02	12/31/02	1/2/03	1/15/03	1/15/03

1/28/03	1/31/03	2/3/03	2/14/03	2/14/03

2/25/03	2/28/03	3/3/03	3/14/03	3/14/03

3/26/03	3/31/03	4/1/03	4/14/03	4/14/03(4)

4/25/03	4/30/03	5/1/03	5/14/03	5/14/03

5/27/03	5/30/03	6/2/03	6/13/03	6/13/03

6/25/03	6/30/03	7/1/03	7/15/03	7/15/03(4)

7/28/03	7/31/03	8/1/03	8/14/03	8/14/03

8/26/03	8/29/03	9/2/03	9/15/03	9/15/03

9/25/03	9/30/03	10/1/03	10/14/03	10/14/03(4)

10/28/03	10/31/03	11/3/03	11/14/03	11/14/03

11/19/03	11/24/03	11/25/03	12/9/03	12/31/03(4)

12/26/03	12/31/03	1/2/04	1/15/04	1/15/04

1/27/04	1/30/04	2/2/04	2/13/04	2/13/04

2/24/04	2/27/04	3/1/04	3/12/04	3/12/04

3/26/04	3/31/04	4/1/04	4/15/04	4/15/04(4)

4/27/04	4/30/04	5/3/04	5/14/04	5/14/04

5/25/04	5/28/04	6/1/04	6/14/04	6/14/04

6/25/04	6/30/04	7/1/04	7/15/04	7/15/04(4)

7/27/04	7/30/04	8/2/04	8/13/04	8/13/04

8/26/04	8/31/04	9/1/04	9/15/04	9/15/04

9/27/04	9/30/04	10/1/04	10/14/04	10/14/04(4)

10/26/04	10/29/04	11/1/04	11/12/04	11/12/04

11/19/04	11/24/04	11/26/04	12/9/04	12/31/04(4)

(1)	The minimum waiver price and the waiver discount, if any, will be established four business days prior to the first day of the purchase period. The minimum waiver price and waiver discount apply only to purchases made pursuant to an approved request for waiver form.

(2)	Optional cash investments of greater than $25,000 made pursuant to an approved request for waiver form are due by the close of business on the last business day immediately preceding the first day of the purchase period.

(3)	The purchase period relating to optional cash investments of greater than $25,000 made pursuant to an approved request for waiver form will be the ten consecutive trading days ending on either (a) the tenth business day of any month or (b) for dividends paid in December, four business days before the estimated record date.

(4)	Based upon our historical dividend payment dates, we may pay common share dividends in this month. If our board of trustees declares the common share dividend payments for this month, then the investment date will be the dividend payment date in this month, and the optional cash investment due date may be adjusted accordingly.

U.S. EQUITY

MARKETS CLOSED IN 2002

New Years Day	January 1
Martin Luther King, Jr. Day	January 21
President’s Day	February 18
Good Friday	March 29
Memorial Day	May 27
Independence Day	July 4
Labor Day	September 2
Thanksgiving Day	November 28
Christmas Day	December 25

U.S. EQUITY

MARKETS CLOSED IN 2003

New Years Day	January 1
Martin Luther King, Jr. Day	January 20
President’s Day	February 17
Good Friday	April 18
Memorial Day	May 26
Independence Day	July 4
Labor Day	September 1
Thanksgiving Day	November 27
Christmas Day	December 25

U.S. EQUITY

MARKETS CLOSED IN 2004

New Years Day	January 1
Martin Luther King, Jr. Day	January 19
President’s Day	February 16
Good Friday	April 9
Memorial Day	May 31
Independence Day	July 5
Labor Day	September 6
Thanksgiving Day	November 25
Christmas Day	December 24

     No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained or incorporated by reference in this prospectus in connection with the offering covered by this prospectus. If given or made, such information or representations must not be relied upon as having been authorized by Equity Office. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities, in any jurisdiction where, or to any person to whom, it is unlawful to make any such offer or solicitation. Neither the delivery of this prospectus nor any offer or sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this prospectus or in the affairs of Equity Office since the date hereof.

25,000,000 SHARES

EQUITY OFFICE

PROPERTIES TRUST

COMMON SHARES

OF
BENEFICIAL INTEREST

Offered solely

in connection with our

DIVIDEND REINVESTMENT

AND
SHARE PURCHASE PLAN

PROSPECTUS

December 20, 2001